Endeavour Silver Corp.	Page 59
NI 43-101 Technical Report for the Arroyo Seco Project

Appendix C Authors’ Statements of Qualifications

I, David St. Clair Dunn, Professional Geoscientist, with a business address of 1154 Marine Drive, Gibsons, B.C., Canada, certify that:

1. I am a graduate of the University of British Columbia, Vancouver, B.C. and hold a degree of Bachelor of Science in Geology.

2. I have practiced my profession as a prospector and geologist for 41 years.

3. I am registered as a Professional Geoscientist with the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Reg. # 18,479). I am a Fellow of the Geological Association of Canada and of the Association of Applied Geochemist’s, a member of the Canadian Institute of Mining, Metallurgy and Petroleum, the Education Committee of the Association for Mineral Exploration B.C., the Society of Economic Geologists and the Mining Exploration Group. I am one of the qualified persons for the purposes of National Instrument 43-101 in reference to this report.

4. I visited the Arroyo Seco concession from the 15th to the 17th of June, 2010 and examined and sampled core from the concession in Guanajuato on the 14th of June, 2010.

5. I co-authored this report with Barry Devlin, P.Geo. I prepared the text of the report except for parts of the sections "Property Description and Location", "Exploration", "Sampling Method and Approach", "Sample Preparation, Analysis and Security" and “Mineral Resources and Reserve Estimates.” I have read and concur with these sections.

6. I am not aware of any material fact or material change from the information in this report that would make the report misleading. As of the date of the certificate, to the best of the qualified person’s knowledge, information and belief, the technical information that is required to be disclosed to make the technical report not misleading has been disclosed.

7. I consent to the use of this report for the purpose of a private or public financing.

8. I am independent of the issuer applying all tests set out in Section 1.4 of NI 43-101.

9. I have read NI 43-101 and have prepared this report to comply with the Instrument and Form 43-101F.

Signed:

David St. Clair Dunn, P.Geo.
December 31, 2010

December 31st, 2010
David St. Clair Dunn, Barry Devlin